Filed by Spring Valley Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Spring Valley Acquisition Corp.
Commission File No. 001-39736

AeroFarms Launches New Elevated Branding for Corporate and
Retail Expansion

AeroFarms Recognized by Fast Company’s World Changing Ideas for 4th Year in a Row

Newark, NJ – May 4, 2021 – AeroFarms, a certified B Corporation and leader in indoor vertical farming, today announced a new brand identity for AeroFarms and the rebranding of its Dream Greens® retail brand to AeroFarms®, uniting its mission and activities under one fresh, powerful identify that celebrates its leadership for indoor vertical farming and a brighter future for all.

Since 2004, AeroFarms has been the world trailblazer for technology-enabled controlled environment agriculture and has won over 50 awards for its leadership for innovation, sustainability, and food -- including being honored today by Fast Company for its World Changing Ideas for the 4th year in a row. Honoring its legacy as farmers and agriculture innovators, AeroFarms’ mission today is bigger and bolder than ever: to grow the best plants possible for the betterment of humanity, using proprietary aeroponics and indoor vertical farming technologies to solve agriculture's biggest challenges and grow the most delicious produce for its communities.

The blue and green colors of the new AeroFarms logo represent the core elements of growing – water and plants – as well as AeroFarms’ environmental stewardship of Mother Earth, that includes using up to 95% less water and zero pesticides versus traditional and organic field farming. The unique floating “E” design represents AeroFarms’ expertise in indoor vertical farming and continued work to raise the bar today and for generations to come for agriculture and business overall. Confident and assertive, the lettering is a modern Gotham font in all capitals that is very straightforward with an engineering quality that speaks to AeroFarms’ leadership and science-driven history while still being sophisticated. In essence, the font sensibility reflects AeroFarms’ bold positioning for years to come. AeroFarms’ expertise in plant biology and the broader farming industry is captured further in its new tagline Agriculture, Elevated.™

AeroFarms starts by selecting the most flavorful varietals of microgreens and baby greens, then perfects them in its proprietary indoor vertical farms for optimal quality, yield, color, nutrition, texture, and taste. In fact, AeroFarms has trademarked Vertical Farming, Elevated Flavor™ to highlight to consumers not only where and how their food is grown, but also more importantly, the key growing benefits that AeroFarms uniquely brings to the market, setting a new culinary standard with millions of data points to prove it.

AeroFarms is able to grow its kale to be sweeter and its arugula to be perfectly peppery, and the Company has developed its signature FlavorSpectrum™ to represent the breadth of flavors and hundreds of varieties of leafy greens that it is able to grow. AeroFarms’ team of experts from horticulturists to engineers to data scientists to nutritionists paired each specific tasting note with a representative color to bring the FlavorSpectrum™ philosophy to life. Across its leafy greens packaging line, the cool blue tones represent sweet and mellow notes, while the intense reds represent bold and zesty flavors.

In addition, AeroFarms’ new packaging design for its sealed tray that is made with 40% less plastic than a traditional clamshell, was developed with rounds of primary consumer research and collaboration with key selling partners. The breakthrough packaging design boasts the largest clear window in the entire packaged salads category. As a result, the leafy greens are showcased, allowing the product to be the hero to signal the ultimate in freshness and flavor. Major consumer attributes like sustainably grown indoors, no pesticides ever, locally grown, no washing needed, and non-GMO are highlighted in a clean presentation for the consumer, and AeroFarms’ expertise in flavor is brought to life through its descriptive product tasting notes and its “Taste our Difference” invitation to the consumer. AeroFarms’ leadership in authenticity and transparency (also represented by the clear window) is reinforced by the grown with purpose messaging and by the logo for Certified B Corporation, that provides a scorecard on both environmental and societal factors.

The new elevated AeroFarms branded leafy greens will continue to be available at Northeast Whole Foods Market and ShopRite locations, and online via FreshDirect and Amazon Fresh. Baldor will continue to serve as the brand’s primary retail and food service distribution partner in the Northeast.

“Now more than ever, customers want to have an emotional and values-based connection to their food. They want to know and understand where their food comes from, how it’s grown and what it stands for,” said David Rosenberg, Co-Founder and Chief Executive Officer. “We are excited to rollout the new look of our namesake brand with the same delicious, sustainably grown local greens that consistently win on quality, texture, and flavor. The AeroFarms brand further connects our customers to our team of growers and plant scientists, and our leading sustainable farming technology platform, that yields annual productivity up to 390 times greater than traditional field farming, while using up to 95% less water and zero pesticides.”

AeroFarms also recently announced the groundbreaking of its next commercial indoor vertical farm in Danville-Pittsylvania County, Virginia. AeroFarms’ next-generation Model 5 farm will be the largest and most technologically advanced aeroponic indoor vertical farm in the world. Strategically located in close proximity to more than 1,000 food retailers in the region, the Danville farm will provide access to approximately 50 million people located within a day’s drive. The new farm will advance AeroFarms’ leadership in plant science and technology and expand its leafy greens business to the Mid-Atlantic and South regions.

About AeroFarms

Since 2004, AeroFarms has been leading the way for indoor vertical farming and championing transformational innovation for agriculture. On a mission to grow the best plants possible for the betterment of humanity, AeroFarms is a Certified B Corporation Company with global headquarters in Newark, New Jersey, United States. Named one of the World’s Most Innovative Companies by Fast Company two years in a row and one of TIME’s Best Inventions in Food, AeroFarms patented, award-winning indoor vertical farming technology provides the perfect conditions for healthy plants to thrive, taking agriculture to a new level of precision, food safety, and productivity while using up to 95% less water and no pesticides ever versus traditional field farming. AeroFarms enables local production to safely grow all year round, using vertical farming for elevated flavor. In addition, through its proprietary growing technology platform, AeroFarms has developed multi-year strategic partnerships ranging from government to major Fortune 500 companies to help uniquely solve agriculture supply chain needs. For additional information, visit: https://aerofarms.com/.

On March 26, 2021, AeroFarms announced a definitive business combination agreement with Spring Valley Acquisition Corp. (Nasdaq: SV). Upon the closing of the business combination, AeroFarms will become publicly traded on Nasdaq under the new ticker symbol "ARFM". Additional information about the transaction can be viewed here: https://aerofarms.com/investors/

No Offer or Solicitation

This press release does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with a proposed potential business combination among Spring Valley and AeroFarms or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed transaction will be made only by means of a proxy statement/prospectus that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward Looking Statements

Certain statements included in this press release that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this presentation, regarding Spring Valley’s proposed acquisition of AeroFarms, Spring Valley’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of AeroFarms and Spring Valley and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of AeroFarms and Spring Valley. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Spring Valley or AeroFarms is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to AeroFarms; risks related to the expansion of AeroFarms’ business and the timing of expected business milestones; the effects of competition on AeroFarms’ business; the ability of Spring Valley or AeroFarms to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future, and those factors discussed in Spring Valley’s final prospectus dated November 25, 2020 under the heading “Risk Factors,” and other documents Spring Valley has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor AeroFarms presently know, or that Spring Valley nor AeroFarms currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and AeroFarms’ expectations, plans, or forecasts of future events and views as of the date of this press release. Spring Valley and AeroFarms anticipate that subsequent events and developments will cause Spring Valley’s and AeroFarms’ assessments to change. However, while Spring Valley and AeroFarms may elect to update these forward-looking statements at some point in the future, Spring Valley and AeroFarms specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s and AeroFarms’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

AeroFarms Contacts
Investor Relations:
Jeff Sonnek ICR
Jeff.Sonnek@icrinc.com
1-646-277-1263

Media Relations:
Marc Oshima
AeroFarms
MarcOshima@AeroFarms.com
1-917-673-4602

***

Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this press release. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.